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                                                                      EXHIBIT 1

                         [LETTERHEAD OF eXegenics INC.]

June 12, 2003

Dear Fellow Stockholders:

      As you know, on May 29, 2003, Foundation Growth Investments LLC and its wholly owned subsidiary, EI Acquisition Inc., commenced an unsolicited cash offer for all the outstanding shares of eXegenics at $0.40 per common share and Series A Convertible Preferred share, subject to various terms and conditions.

      You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of eXegenics and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with independent financial and legal advisors, your Board of Directors unanimously determined that Foundation's offer is inadequate and not in the best interests of eXegenics' stockholders.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE FOUNDATION OFFER AND NOT TENDER YOUR SHARES.

      The Board believes that the Foundation tender offer is inadequate and not in the best interests of eXegenics or its stockholders. The factors relied upon by the Board in making its recommendation include the following:

         o the tender offer represents an opportunistic attempt by Foundation to acquire eXegenics at a time when the Common Stock price is artificially and temporarily depressed;

         o the tender offer is inconsistent with the Board's objective of enhancing and maximizing stockholder value;

         o eXegenics' stockholders should be aware that the Offer price is $0.40 per share, the market price of eXegenics' Common Stock as of June 11, 2003 was $0.66 per share, and the cash per share as of June 11, 2003 was approximately $0.85. In connection with their evaluation of the foregoing data, eXegenics stockholders should note the following information:
                  (i) the approximate cash per share as of June 11, 2003 presented above is based on the estimate of eXegenics' management, does not purport to constitute audited financial information, and consequently should not be relied upon; (ii) the cash per share as of March 31, 2003, the last date for which audited financial statements are available, was $0.91;
                  (iii) the amount of cash per share does not necessarily reflect the amount that stockholders would receive if eXegenics were to be liquidated, and does not take into account transaction costs relating to the Offer, which would reduce the amounts available for distribution; and (iv) a liquidating distribution of cash would be a taxable transaction to eXegenics stockholders for United States income tax purposes to the extent that their adjusted tax basis in the eXegenics shares is less than the amount of cash distributed (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws);

         o eXegenics believes there is a reasonable chance of obtaining an alternative offer with terms that are superior to the Offer, based on current discussions with several potential acquirers;

         o the receipt of cash for Shares pursuant to the Offer, and pursuant to the second step merger transaction proposed by Foundation, will be a taxable transaction to eXegenics stockholders for United States income tax purposes to the extent that their adjusted tax basis in the eXegenics shares is less than the Offer price (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws); and

         o the opinion of eXegenics' independent financial advisor, Petkevich & Partners, LLC, that as of June 10, 2003 the Offer was inadequate to the eXegenics stockholders from a financial point of view.


         A complete discussion of these and the other significant factors contributing to the Board of Directors' recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors' recommendation.

         IF YOU HAVE ANY QUESTIONS REGARDING THE ENCLOSED SCHEDULE 14D-9, PLEASE CONTACT GEORGESON SHAREHOLDER COMMUNICATIONS INC., THE INFORMATION AGENT, AT:
GEORGESON SHAREHOLDER, 17 STATE STREET - 10TH FLOOR, NEW YORK, NY 10004; BANKS AND BROKERS CALL: (212) 440-9800; ALL OTHERS CALL TOLL-FREE: (800) 964-0733.

         We greatly appreciate your continued support and encouragement.


                                           Sincerely,



                                           Ronald L. Goode
                                           Chairman, Chief Executive Officer
                                           and President